As filed with the Securities and Exchange Commission on July   , 1996

_______________________________________________________________________________




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                       DIAGNOSTIC IMAGING SERVICES, INC.
                 ---------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.01 PAR VALUE
                 ---------------------------------------------
                        (Title of Class of Securities)


                                  449838 101
                 ---------------------------------------------
                                (CUSIP NUMBER)

                            Melvin C. Breaux, Esq.
                                   DVI, Inc.
                 500 Hyde Park, Doylestown, Pennsylvania 18901
                           TEL. NO.:  (215) 345-6600
                 ---------------------------------------------
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)



                                MARCH 31, 1996
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)
            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
            Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>


            Check the following box if a fee is being paid with the statement
            <square>
_______________________________________________________________________________



NA174839.1

                                 SCHEDULE 13D

                             CUSIP NO. 449838 101


_________________________________________________________________________________________________________
1.    NAME OF REPORTING PERSON:  DVI, INC.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  22-2722773

_________________________________________________________________________________________________________
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                         (a) <checked-box>
                                                                                         (b) <square>

_________________________________________________________________________________________________________
3.    SEC USE ONLY

_________________________________________________________________________________________________________
4.    SOURCE OF FUNDS                                                                                  00

_________________________________________________________________________________________________________
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                                 <square>

_________________________________________________________________________________________________________
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                                       DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

_________________________________________________________________________________________________________
7.    SOLE VOTING POWER                                                                               -0-

_________________________________________________________________________________________________________
8.    SHARED VOTING POWER                                                                       2,241,000

_________________________________________________________________________________________________________
9.    SOLE DISPOSITIVE POWER                                                                          -0-

_________________________________________________________________________________________________________
10.   SHARED DISPOSITIVE POWER                                                                  2,241,000

_________________________________________________________________________________________________________
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                                                  2,241,000

_________________________________________________________________________________________________________
12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES                                                        <square>

_________________________________________________________________________________________________________
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                           16.35%

_________________________________________________________________________________________________________
14.   TYPE OF REPORTING PERSON                                                                         CO

NA174839.1

                                 SCHEDULE 13D

                             CUSIP NO. 449838 101


_________________________________________________________________________________________________________
1.    NAME OF REPORTING PERSON:  DVI HEALTHCARE OPERATIONS, INC.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  33-0483691

_________________________________________________________________________________________________________
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) <checked-box>
                                                                                        (b) <square>

_________________________________________________________________________________________________________
3.    SEC USE ONLY

_________________________________________________________________________________________________________
4.    SOURCE OF FUNDS                                                                                  00

_________________________________________________________________________________________________________
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                                 <square>

_________________________________________________________________________________________________________
6.    CITIZENSHIP OR PLACE OF ORGANIZATION                                                       DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

_________________________________________________________________________________________________________
7.    SOLE VOTING POWER                                                                               -0-

_________________________________________________________________________________________________________
8.    SHARED VOTING POWER                                                                       2,241,000

_________________________________________________________________________________________________________
9.    SOLE DISPOSITIVE POWER                                                                          -0-

_________________________________________________________________________________________________________
10.   SHARED DISPOSITIVE POWER                                                                  2,241,000

_________________________________________________________________________________________________________
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                                                                  2,241,000

_________________________________________________________________________________________________________
12.   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES                                                        <square>

_________________________________________________________________________________________________________
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                           16.35%

_________________________________________________________________________________________________________
14.   TYPE OF REPORTING PERSON                                                                         CO


NA174839.1

      The Schedule 13D filed with the Securities and Exchange Commission on September 11, 1992 by DVI, Inc., a Delaware corporation ("DVI") (formerly known as DVI Health Services Corporation), with respect to its ownership of common stock, $.01 par value (the "Common Stock"), issued by Diagnostic Imaging Services, Inc., a Delaware corporation ("DIS") (formerly known as IPS Health Care, Inc.), is amended to furnish the additional information set forth below:


      ITEM 4.  PURPOSE OF TRANSACTION

      The following is added to Item 4:

      On March 31, 1996, DVIH sold 730,768 shares of DIS common stock to RadNet Management, Inc. ("RadNet"). Additionally, RadNet Managed Imaging Services, Inc. ("RMI"), a wholly-owned subsidiary of RadNet, has agreed in principle to purchase the 2,482,000 shares of DIS Series F Redeemable Convertible Preferred Stock, par value $.01 per share (the "Series F Preferred Stock"), and the 2,000,000 shares of DIS Series G Redeemable Convertible Preferred Stock, par value $.01 per share (the "Series G Preferred Stock", and together with the Series F Preferred Stock, the "Preferred Stock") held by DVIH.


      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      The following is added to Item 5:

      The shares of Series F Preferred Stock and Series G Preferred Stock owned by DVIH are convertible into 1,241,000 and 1,000,000 shares of Common Stock, respectively, subject to adjustment in certain circumstances. Based on (i) the 11,463,956 shares of Common Stock reported by DIS to be issued and outstanding at June 27, 1996, and (ii) the 2,241,000 shares of Common Stock issuable upon conversion of the Preferred Stock, each of DVI and DVIH is the beneficial owner of 16.35% of the Common Stock.



NA174839.1

                                  SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          DVI, INC.


                                          By:  	/S/ MELVIN C. BREAUX
                                               	Vice President and
                                          						General Counsel



                                          DVI HEALTHCARE OPERATIONS, INC.


                                          By:	/S/ MELVIN C. BREAUX
                                              Vice President and
                                              General Counsel

July    , 1996




NA174839.1